SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1 (B)(C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2 )*


                                  Intrado Inc.
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                                (Name of Issuer)


                    Common Stock, per share $0.001 par value
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                         (Title of Class of Securities)


                                    78388X105
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                                 (CUSIP Number)


                                 October 3, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER: Intrado Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1601 Dry Creek Drive, Longmont, CO 80503.

ITEM 2(A).    NAMES OF PERSONS FILING: NV Partners II LP ("NVP"), NVPG II
              LLC ("NVPG LLC") which is the sole general partner of NVP, Thomas Uhlman ("Uhlman"), Stephen Socolof ("Socolof") and Andrew Garman ("Garman"). Uhlman, Socolof and Garman are individual managing members of NVPG LLC ("Managing Members"). The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              The address of the principal business office of NVP, NVPG LLC, Uhlman, Socolof and Garman is New Venture Partners, 98 Floral Avenue, Murray Hill, NJ 07974.

ITEM 4.       OWNERSHIP.

              Not applicable

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Intrado Inc.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 14, 2005 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF INTRADO INC. REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 20, 2006


NV PARTNERS II LP

By:  NVPG II LLC, its General Partner


     By: /s/ Andrew Garman
         ---------------------------------
         Andrew Garman
         Managing Member


NVPG II LLC


By: /s/ Andrew Garman
    -----------------------------
    Andrew Garman
    Managing Member


/s/ Andrew Garman
-----------------------------
Andrew Garman


/s/ Thomas Uhlman
-----------------------------
Thomas Uhlman


/s/ Stephen Socolof
-----------------------------
Stephen Socolof

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Intrado Inc.

     EXECUTED as a sealed instrument this 20th day of January, 2006.

NV PARTNERS II LP

By:  NVPG II LLC, its General Partner


     By: /s/ Andrew Garman
         -----------------------------
         Andrew Garman
         Managing Member


NVPG II LLC


By: /s/ Andrew Garman
    ----------------------------
    Andrew Garman
    Managing Member


/s/ Andrew Garman
---------------------------
Andrew Garman


/s/ Thomas Uhlman
---------------------------
Thomas Uhlman


/s/ Stephen Socolof
---------------------------
Stephen Socolof